December 21, 2011
Via EDGAR Correspondence

Securities and Exchange Commission
Division of Corporation Finance
Attn: Michael Volley
100 F Street, N.E.
Washington, D.C. 20549

Re:    Nelnet, Inc.
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 3, 2011
Form 10-Q for the Quarter ended September 30, 2011
Filed November 8, 2011
File No. 001-31924

Dear Mr. Volley:
On behalf of Nelnet, Inc. (the “Company”), submitted below are the Company's responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter by Sharon Blume dated December 7, 2011 in connection with the above-referenced filings. For your convenience, the responses set forth below have been placed in the order in which the Staff presented the Comments and the text of each Comment is presented in bold italics before each response.
December 31, 2010 Form 10-K

Item 3. Legal Proceedings, page 25

1.
We note you recorded a $55 million pre-tax charge during the third quarter of 2010 related to the August 13, 2010 agreement in principle of Unites States ex rel Oberg v. Nelnet Inc. et all (the settlement agreement). We also note your disclosure in your June 30, 2010 10-Q filed August 9, 2010 stating that you cannot predict the ultimate outcome or resolution or any liability or settlement amount which may result from this litigation. Please explain to us in further detail the specific factors which caused your inability to estimate any liability or settlement amount related to this case upon the filing date of your second quarter 10-Q, considering that the settlement was reached four days later. If you had any amount accrued at June 30, 2010, please quantify that amount for us.

In response to the Staff's comment, the Company provides the following chronological discussion of the specific factors which resulted in the Company being unable to estimate any liability or settlement amount related to the Oberg case upon the filing date of the Company's June 30, 2010 10-Q. As shown in the discussion below, settlement negotiations leading up to the settlement agreement were in flux and marked by unproductive efforts until a major shift by Oberg on August 11, 2010, which followed the Company's disclosures in its June 30, 2010 10-Q.

•
On June 11, 2010, after substantial discovery had been conducted during the preceding months, the Company and Oberg engaged in settlement discussions for several hours. The parties' respective settlement positions were materially different, and the parties were too far apart to pursue any further meaningful settlement discussions at that time. By way of background, as disclosed in

Securities and Exchange Commission
December 21, 2011

prior reports filed by the Company, Oberg's complaint alleged that approximately $407 million in unlawful payment claims were submitted by the Company to the government, and sought a judgment in the amount of three times the amount of damages allegedly sustained by the government (with the resulting total amount with respect to the Company being approximately $1.2 billion). The Company was confident that it had strong defenses to the case, including a previous settlement agreement with the U.S. Department of Education with respect to the payment claims.

•
On June 18, 2010, the Company filed a motion for summary judgment indicating that there was no genuine issue of material fact and that the Company was entitled to be completely dismissed from the case as a matter of law. On June 18, 2010, Oberg filed a motion for partial summary judgment on a particular point of law in the case.

•	On July 14-15, 2010, the Company conducted a mock jury trial session, which provided the Company with positive data and insights with respect to its position in the case.

•
On July 30, 2010, following the submission of lengthy briefings, the Company and Oberg argued their respective motions for summary judgment before the Court. The presiding Judge indicated that he would defer ruling on the motions until August 6, 2010, and encouraged both parties to engage in settlement discussions prior to that date.

•
On August 4, 2010, the Company and Oberg engaged in settlement discussions, but their respective settlement amount ranges remained materially apart and there was no meaningful progress toward a settlement. During those discussions there was no indication by Oberg of a settlement range that the Company believed would justify avoiding the risks associated with a trial. Based on Oberg's settlement demands, the Company's confidence in its strong defenses in the case, and the positive results of the mock jury trial session, the Company did not believe any discussions or terms indicated by Oberg at that time were meaningful alternatives nor did they represent any reasonable range at which a settlement was possible. The Company believed that if summary judgment was not granted, the case was headed for trial, and continued extensive preparations for that event.

•
On August 6, 2010, the Court held the hearing that was scheduled on July 30, 2010, which the presiding Judge had indicated was to be for the purpose of ruling on the motions for summary judgment. However, at the hearing the presiding Judge again deferred ruling on the motions for summary judgment, and instead ordered the parties to engage in a settlement conference before a different mediating magistrate Judge on August 11, 2010. In the event that the case was not settled and summary judgment not granted, the trial was scheduled to begin on August 17, 2010. The Company and Oberg did not engage in any settlement discussions between August 6, 2010 and August 11, 2010, and the Company continued to extensively prepare for trial.

•
On August 9, 2010, the Company filed its June 30, 2010 10-Q at the beginning of the day. Included in the 10-Q was disclosure of the fact that the Court had ordered a settlement conference to be held on August 11, 2010 before a different judge. The Company was not able to predict what would happen at that settlement conference since there had not been any settlement discussions between the Company and Oberg since August 4, 2010, when the parties remained materially apart. When the 10-Q was filed, the Company determined, based on the information available at that time, that it was not probable that a liability had been incurred with respect to the Oberg case,

Securities and Exchange Commission
December 21, 2011

and thus the Company did not accrue any amount as a liability as of June 30, 2010. Pursuant to Accounting Standards Codification (“ASC”) Paragraph 450-20-50-4 and in a manner consistent with prior reports, the 10-Q disclosed the nature of the case and the possible liability of up to three times the $407 million in allegedly unlawful payment claims. As of the filing of the 10-Q, the Company continued to believe that if summary judgment was not granted, the case was headed for trial, and continued extensive preparations for that event.

•
On August 11, 2010, the Company and Oberg engaged in the scheduled settlement conference before the mediating magistrate Judge. Oberg's opening settlement offer at that conference was significantly lower than previous amounts demanded by Oberg, and materially closer to the Company's position with respect to a reasonable settlement amount that would justify avoiding extensive internal and external costs of a trial and the risks of litigation. After further discussions and encouragement of the mediating magistrate Judge, the parties reached a tentative oral understanding that the case could be settled pursuant to an agreement whereby the Company, without admitting any wrongdoing or liability, would pay the government $55 million to fully resolve the case.

•
On August 13, 2010, the parties entered into an agreement in principle to settle the case, subject to approval by the Court and the Department of Justice and the finalization of a formal binding settlement agreement. The agreement in principle provided that the Company, without admitting any wrongdoing or liability, would pay the government $55 million to fully resolve the case. On that same day, the Company filed a Form 8-K to report the agreement in principle and that in connection therewith the Company anticipated recording a $55 million pre-tax charge in the third quarter of 2010.

Selected Financial Data, page 29

2.
Please revise the operating data presented in your selected financial data in future filings to use the presentation used in your income statement or tell us why you believe your presentation is more relevant.

Attached hereto as Appendix A is a proposed revised Selected Financial Data table, which is intended to address this comment by more closely following the income statement presentation. The Company hereby undertakes to include the revised Selected Financial Data table in applicable future filings.

September 30, 2011 Form 10-Q

Student Loan Status and Delinquencies, page 9

3.
You disclose that you had $3.4 billion of loans in forbearance at September 30, 2011 which represents approximately 14% of your total loans. Please tell us how you considered whether these loans met the criteria to be classified as a trouble debt restructuring.

As of September 30, 2011, the Company had $3.4 billion of federally insured loans in forbearance. The Company's federally insured loans consist of loans originated under the Federal Family Education Loan Program (“FFELP” or “FFEL Program”) of the United States Department of Education. The federal

Securities and Exchange Commission
December 21, 2011

government guarantees 97% of the principal and the related accrued interest on federally insured loans disbursed on and after July 1, 2006 (and 98% for those loans disbursed prior to July 1, 2006), which significantly limits the Company's loss exposure on the outstanding balance of the Company's federally insured portfolio.

As it relates to FFELP loans, forbearance is a statutorily authorized and defined mechanism available to all FFELP borrowers, allowing them to delay payment and extend the maturity date in certain circumstances. Forbearances for FFELP loans are even mandatory under certain circumstances. Interest that accrues during forbearance periods may be paid monthly or quarterly by the borrower. Any unpaid accrued interest is capitalized by the Company.

Per ASC Subtopic 310-40, Receivables - Troubled Debt Restructurings by Creditors:

“A restructuring of a debt constitutes a troubled debt restructuring for purposes of this Subtopic if the creditor for economic or legal reasons related to the debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider.” (ASC Paragraph 310-40-15-5)

The Company grants forbearances to borrowers for a variety of reasons, including certain instances of financial hardship and other borrower based circumstances. The forbearance does not impact the federal guarantee and accordingly does not affect credit or result in any impairment on the loans themselves. Granting forbearances to borrowers is economically positive for the Company in most instances because unpaid accrued interest, if not paid by the borrower, is capitalized and the loan generally remains outstanding for a longer period, generating interest income for the Company over a longer period of time.

Based on the applicable guidance, the Company's forbearances do not constitute troubled debt restructurings due to the following factors.

•
A forbearance related to FFELP loans is a statutorily defined concession available to all FFELP borrowers, therefore does not represent a concession by the Company that it would not otherwise consider due to the government guarantee.

•	The Company systematically and frequently grants such forbearances under the applicable regulatory framework for FFELP loans.

•	The forbearance does not affect the federal guarantee and accordingly has no impact on the credit decision of the Company to grant the forbearance.

•
Because the unpaid accrued interest is capitalized and increases the loan amount guaranteed by the federal government and the loan generally remains outstanding for a longer period of time, loans in forbearance are economically positive for the Company.

4.
Please tell us if you pool loans in forbearance with loans not in forbearance in measuring impairment under ASC 450-20. If you do, please explain how you determined that both sets of loans have similar credit risk characteristics.

The Company collectively evaluates its FFELP portfolio for impairment because the portfolio is a large group of smaller-balance homogeneous loans. In doing so, the Company pools loans in forbearance

Securities and Exchange Commission
December 21, 2011

with loans not in forbearance in measuring impairment under ASC 450-20. As discussed in the Company's response to comment 3 previously, the federal government guarantees 97% or 98% of the principal of and the accrued interest on federally insured loans, which limits the Company's loss exposure on the outstanding balance of the Company's federally insured portfolio. When assessing the provision for allowance of loss on its portfolio, the Company evaluates certain items, including, but not limited to, whether the borrower is in school or repayment. If the borrower is in repayment, the Company also considers the number of days a loan is delinquent. The Company does not consider whether the loan is in forbearance as a material indicator to differentiate credit quality on loans.

Derivative Instruments - Credit and Market Risk, page 19

5.
You disclose that if your credit ratings are downgraded from current levels or if interest and foreign currency exchange rates move materially, you could be required to deposit a significant amount of collateral with your derivative instrument counterparties. Please revise future filings to:

a.	disclose an estimate of the amount of collateral you would need to deposit if your credit ratings were downgraded,

b.	disclose your relevant credit ratings and the credit ratings outlook, and

c.	disclose an estimate of the move in interest and foreign exchange rates that would be reasonably likely to have a material impact on your liquidity, capital resources or results of operations.

The Company will include in applicable future filings, beginning with the Form 10-K for the year ending December 31, 2011, the following additional disclosures regarding credit and market risks related to the Company's derivative instruments. Such additional disclosure may be broken out and placed in appropriate sections of Management's Discussion and Analysis of Financial Condition and Results of Operations, Quantitative and Qualitative Disclosures about Market Risk, and the notes to the consolidated financial statements.

Derivative Instruments - Credit and Market Risk

By using derivative instruments, the Company is exposed to credit and market risk.

The Company attempts to manage credit and market risks associated with interest rates by establishing and monitoring limits as to the types and degree of risk that may be undertaken and by entering into transactions with high-quality counterparties that are reviewed periodically by the Company's risk committee. As of September 30, 2011, all of the Company's derivative counterparties had investment grade credit ratings. The Company also has a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association, Inc. Master Agreement.

Credit Risk

When the fair value of a derivative contract is positive (an asset on the Company's balance sheet), this generally indicates that the counterparty would owe the Company if the derivative was settled. If the counterparty fails to perform, credit risk with such counterparty is equal to the extent of the fair value gain in the derivative less any collateral held by the Company. If the Company was unable to collect from a counterparty, it would have a loss equal to the amount the derivative is recorded on the consolidated balance sheet. As of September 30, 2011, the trustee for certain of the Company's asset-

Securities and Exchange Commission
December 21, 2011

backed securities transactions held $100.3 million of collateral from the counterparty on the cross-currency interest rate swaps.

The Company considers counterparties' credit risk when determining the fair value of derivative positions on its exposure net of collateral. However, the Company does not use the collateral to offset fair value amounts recognized in the financial statements for derivative instruments.

Market Risk

When the fair value of a derivative instrument is negative (a liability on the Company's balance sheet), the Company would owe the counterparty if the derivative was settled and, therefore, has no immediate credit risk.  If the negative fair value of derivatives with a counterparty exceeds a specified threshold, the Company may have to make a collateral deposit with the counterparty. The threshold at which the Company may be required to post collateral is dependent upon the Company's unsecured credit rating.  At the Company's current unsecured credit rating (Standard and Poor: BBB- (stable outlook) and Moody's: Ba1 (stable outlook)), the Company has fully collateralized its corporate derivative liability position with its counterparties. As such, further downgrades would not result in any additional collateral requirements. In addition, no counterparty has the right to terminate its contracts in the event of further downgrades. As of September 30, 2011, the Company had $48.5 million posted as collateral to derivative counterparties, which is included in “restricted cash and investments” in the Company's consolidated balance sheet.

Interest rate movements have an impact on the amount of collateral the Company is required to deposit with its derivative instrument counterparties. Based on the interest rate swaps outstanding as of September 30, 2011 (for both the floor income and hybrid debt hedges), if the forward interest rate curve was one basis point lower for the remaining duration of these derivatives, the Company would have been required to post $0.8 million in additional collateral. In addition, if the forward basis curve between 1-month and 3-month LIBOR experienced a one basis point reduction in spread for the remaining duration of the Company's 1:3 Basis Swap derivatives (in which the Company pays 1-month LIBOR and receives 3-month LIBOR), the Company would have been required to post $2.5 million in additional collateral.

With the Company's current derivative portfolio, the Company does not currently anticipate any movement in interest rates having a material impact on its capital or liquidity profile, nor expects that any movement in interest rates would have a material impact on its ability to meet potential collateral deposits with its counterparties. Due to the existing low interest rate environment, the Company's exposure to downward movements in interest rates on its interest rate swaps is limited.  In addition, the historical high correlation between 1-month and 3-month LIBOR and the limited notional amount of 1:3 Basis Swap derivatives outstanding limits the Company's exposure to interest rate movements on these derivatives.

The Company's cross-currency interest rate swaps are derivatives entered into as a result of certain asset-backed security financings. These derivatives are entered into at the trust level with the counterparty. Trust related derivatives do not contain credit contingent features related to the Company or the trust's credit ratings. As such, the impact of changes to foreign currency rates has no impact on the amount of collateral the Company would be required to deposit with the counterparty on these derivatives.

Securities and Exchange Commission
December 21, 2011

* * * * *

On behalf of the Company, the undersigned acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosures in our filings;
Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any actions with respect to our filings; and
the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that the foregoing is responsive to the Comments. If you need further information, you may contact the undersigned at 402.458.2370.
Sincerely,
/s/ TERRY J. HEIMES
Terry J. Heimes
Chief Financial Officer

Appendix A

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial and other operating information of the Company. The selected financial data in the table is derived from the consolidated financial statements of the Company. The following selected financial data should be read in conjunction with the consolidated financial statements, the related notes, and “Management's Discussion and Analysis of Financial Condition and Results of Operations” included in this report.

	Year ended December 31,
	2010	2009	2008	2007	2006
	(dollars in thousands, except share data)
Operating Data:
Net interest income	$371,071	235,345	187,892	244,614	308,459
Loan and guarantee servicing revenue	139,636	108,747	99,942	122,380	121,593
Tuition payment processing and campus commerce revenue	59,824	53,894	48,155	42,766	34,784
Enrollment services revenue	139,897	119,397	112,405	103,905	55,361
Software services revenue	18,948	21,164	24,115	27,764	15,890
Other income	31,310	26,469	22,775	30,423	19,405
Gain (loss) on sale of loans and debt repurchases, net	78,931	76,831	(51,414)	3,597	16,133

Income from continuing operations	$189,034	139,125	26,844	35,429	65,916
Income (expense) from discontinued operations	—	—	1,818	(2,575)	2,239
Net income	$189,034	139,125	28,662	32,854	68,155
Earnings (loss) per common share
Basic:
Continuing operations	$3.82	2.79	0.54	0.71	1.23
Discontinued operations	—	—	0.04	(0.05)	0.04
Net earnings	$3.82	2.79	0.58	0.66	1.27
Diluted:
Continuing operations	$3.81	2.78	0.54	0.71	1.23
Discontinued operations	—	—	0.04	(0.05)	0.04
Net earnings	$3.81	2.78	0.58	0.66	1.27

Dividends per common share	$0.70	0.07	0.07	0.28	—

Other Data:
Fixed rate floor income (a)	$132,243	145,098	37,457	10,347	30,234
Core student loan spread	1.48%	1.18%	0.99%	1.13%	1.42%
Origination and acquisition volume (b)	$4,202,164	2,779,873	2,809,082	5,152,110	6,696,118
Student loans serviced (at end of period) (c)	61,477,651	37,549,563	35,888,693	33,817,458	30,593,592

	As of December 31,
	2010	2009	2008	2007	2006
	(dollars in thousands, except share data)
Balance Sheet Data:
Cash and cash equivalents	$283,801	338,181	189,847	111,746	102,343
Student loans receivables, net	24,033,001	23,926,957	25,413,008	26,736,122	23,789,552
Goodwill and intangible assets	155,830	197,255	252,232	277,525	353,008
Total assets	25,893,892	25,876,427	27,854,897	29,162,783	26,796,873
Bonds and notes payable	24,672,472	24,805,289	26,787,959	28,115,829	25,562,119
Shareholders' equity	906,633	784,563	643,226	608,879	671,850
Tangible shareholders' equity	750,803	587,308	390,994	331,354	318,842
Book value per common share	18.75	15.73	13.05	12.31	12.79
Tangible book value per common share	15.53	11.77	7.93	6.70	6.07

Ratios:
Shareholders' equity to total assets	3.50%	3.03%	2.31%	2.09%	2.51%

A - 1

(a)	Includes settlement payments on derivatives used to hedge student loans earning fixed rate floor income.

(b)
Initial loans originated or acquired through various channels, including originations through the direct channel; acquisitions through the branding partner channel, the forward flow channel, and the secondary market (spot purchases); and loans acquired in portfolio and business acquisitions.

(c)
The student loans serviced does not include loans serviced by EDULINX for all periods presented. The Company sold EDULINX in May 2007. As a result of this transaction, EDULINX is reported as discontinued operations.

A - 2